News

FOR IMMEDIATE RELEASE
BMO Financial Group Announces Agreement to Purchase AIG’s Canadian Life Insurance Business
Expands BMO’s capability to develop and distribute a wider array of investment, financial planning, and insurance solutions to its clients
•	All-cash transaction valued at approximately $375 million subject to any change in book value at the time of closing.

•	Accretive to earnings in Year 1.

•	Impact on BMO’s Tier 1 Capital under 15 bps.

•	The acquisition is expected to close by June 1, 2009, subject to regulatory approval.

•	BMO customers have access to a broader suite of BMO-branded wealth and insurance products.

•	Strong direct-marketing capabilities, agency relationships, and wealth management products of AIG Life of Canada provide a well-established platform for growth.
TORONTO, January 13, 2009 — BMO Financial Group today announced a definitive agreement with American International Group Inc. (AIG) to purchase AIG’s Canadian life insurance business — AIG Life Insurance Company of Canada (AIG Life of Canada). The acquisition, valued at $375 million, subject to any change in book value at the time of closing, provides BMO’s clients with a wider range of investment, financial planning and insurance solutions. The transaction will impact BMO’s Tier 1 Capital by less than 15 basis points and is expected to be accretive to earnings within one year.
“This acquisition is a perfect extension of our existing wealth management offering and our goal to become the one-stop location for all our clients’ financial and investment needs,” said Bill Downe, President and CEO, BMO Financial Group. “Our clients, especially those in or near retirement, are looking for security and peace of mind. Combined with our industry-leading advisors at BMO Nesbitt Burns, we will now be able to provide clients with the investment and tax-efficient insurance solutions they need to help them secure their lifestyle and retirement needs. Such insurance products and advice are offered through BMO Nesbitt Burns Financial Services Inc. by more than 800 licensed life insurance agents, and, in Quebec, financial security advisors.”
“We look forward to welcoming the 300 employees and 400,000 customers of AIG Life of Canada,” said Mr. Downe. “At the same time, acquiring AIG Life of Canada will strengthen BMO’s overall financial planning, wealth and retirement offering, giving us the ability to expand our client relationships through a comprehensive lineup of products.”

Peter McCarthy, President and CEO, AIG Life of Canada, said, “Our management team is very excited about becoming an integral part of one of Canada’s premier financial institutions. As part of BMO Financial Group, we look forward to serving our clients and distribution partners and building on our reputation for providing innovative insurance solutions for Canadians.”
“We look forward to building on AIG Life of Canada’s strong relationships with their Managing General Agents and on their reputation of outstanding support and service to more than 5,000 brokers across the country,” said Gordon Henderson, Senior Vice-President, Insurance, BMO Financial Group. “In addition, AIG Life of Canada’s leading direct marketing capabilities are highly complementary to our strategy of offering a broad range of easy-to-understand insurance products.”
The operations of AIG Life of Canada will be integrated with BMO’s existing insurance operations over the next 6-12 months. The company will be known as BMO Life Insurance Company and operate under the BMO Insurance brand.
BMO Capital Markets acted as exclusive financial advisor to BMO Financial Group on this transaction.
Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this press release, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2009 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this press release not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 30 and 31 of Bank of Montreal’s 2008 Annual Report, which outlines in detail certain key factors that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes.
Assumptions about the performance of the Canadian and U.S. economies in 2009 and how that will affect our businesses were material factors we considered when setting our strategic priorities and objectives, and our outlook for our businesses. Key assumptions included that the Canadian and U.S. economies will contract in the first half of 2009, and that interest rates and inflation will remain low. We also assumed that housing markets in Canada will weaken in 2009 and strengthen in the second half of the year in the United States. We assumed that capital markets will improve somewhat in the second half of 2009 and that the Canadian dollar will strengthen modestly relative to the U.S. dollar. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. Tax laws in the countries in which we operate, primarily Canada and the United States, are material factors we consider when determining our sustainable effective tax rate.

About AIG Life of Canada
AIG Life of Canada is based in Toronto with sales offices in Montreal, Calgary and Vancouver, and is a member of New York-based American International Group Inc.. AIG Life of Canada manufactures and sells a full suite of individual life insurance products including term life, whole life, universal life, annuities and critical illness insurance.
AIG Life of Canada is organized into three operating divisions: Agency (more than 5,000 active advisors across Canada), Direct (direct-to-consumer marketing operations) and Group (traditional employee benefits insurance).
About BMO
BMO Financial Group is a highly diversified North American financial services organization that provides a broad range of retail banking, wealth management, and investment banking products and solutions to more than seven million clients and customers across Canada. BMO offers a range of innovative and easy-to-understand insurance solutions that includes: life and disability insurance on mortgages, loans and lines of credit; MasterCard Outstanding Balance insurance; DirectTerm life insurance; Personal Accident Protection, critical illness, and travel insurance. BMO Nesbitt Burns and its predecessor companies have been helping investors meet their financial goals since 1912. Today, BMO Nesbitt Burns has more than 74 branches and 1400 Investment Advisors (as of December 31, 2008).

For News Media Enquiries:
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873
For Investor Relations Enquiries:
Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656
Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452
Internet: www.bmo.com